January 11, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams, Esq.

Attorney-Adviser

Division of Investment Management

Re:       Forethought Life Insurance Company

Pre-effective Registration Statement No. 1 on Form S-1

File No. 333-257394

Dear Mr. Williams:

This letter responds to the comments you conveyed to Dodie Kent and Alexandria Stith of Eversheds Sutherland LLP on December 21, 2021, with regard to the above-noted filing. Along with this letter, we are filing a revised statutory prospectus, which reflect conforming edits.

I.	COVER PAGE

1.	COMMENT: In the second line of the first sentence, the parenthetical defines only “Contracts” in the plural tense, but both “Contracts” plural and “Contract” singular are used throughout the disclosure. Please clarify the definition of “Contracts” and “Contract.”

RESPONSE: The Company revised the disclosure, as requested.

2.	COMMENT: At the end of first paragraph, please put “affiliated with a registered broker-dealer” in parentheses.

RESPONSE: The Company revised the disclosure, as requested.

3.	COMMENT: In the bullet for “Index Strategies,” in the last sentence, which states “All strategies may not be available through all firms,” please very thoughtfully consider specifying these firms’ specific variations.

RESPONSE: On our fixed indexed annuity business platform, it is our experience from time to time, that a distribution partner, for reasons strictly internal to their firm’s practices, may be unwilling to make available to their clients certain Indexed Strategies under our contract. While this has happened very infrequently over the years, should it happen with our RILA contract, we plan to follow the same investor communication plan as we do in the FIA space.

When we are aware of the restriction, we facilitate investor communications, as follows:

•	Create a firm specific “upside rate sheet” with the restricted Indexed Strategy.

•	Remove the restricted Indexed Strategy from electronic order entry platform.

•	Disable that firm’s financial professionals’ ability to illustrate the restricted Indexed Strategy.

It is important to note that the Company has no involvement in a firm’s decision not to offer a given Indexed Strategy.  Indeed, we believe that some firm’s may restrict certain Indexed Strategies without our knowledge.  The prospectus disclosure is intended to put investors on notice that they may be working with a firm that restricts certain Indexed Strategies but all Indexed Strategies are available through other firms.

Consistent with the prospectus, the Company’s offering includes all Indexed Strategies.

4.	COMMENT:

(a) In the first sentence of the “Withdrawals” paragraph, which begins with “Withdrawals may be taken at any time…,” please specify when and which withdrawals will not be subject to the withdrawal charge and the MVA.

(b) In the same paragraph, please add “for a period of 6 years” at the end of the sentence.

RESPONSE: The Company revised the disclosure, as requested.

5.	COMMENT: In the next paragraph of “Withdrawals,” which begins “For investments allocated to Indexed Strategies…,” please add systematic withdrawals and required minimum distributions to this discussion. Specifically, indicate whether these types of withdrawals are subject to the interim value calculation. Please apply this comment throughout the prospectus where applicable.

RESPONSE: The Company revised the disclosure, as requested.

6.	COMMENT: In the last sentence of the same paragraph, for clarity, please add a comma after “is performing positively.”

RESPONSE: The Company revised the disclosure, as requested.

7.	COMMENT: In the next paragraph in this section that begins with, “This means that partial withdrawals…,” please revise the parenthetical in the first line to the following effect – “including withdrawals under the free withdrawal amount, required minimum distributions, or to pay advisory fees.” Please apply this comment throughout the prospectus where applicable.

RESPONSE: The Company revised the disclosure, as requested.

8.	COMMENT: In the next paragraph, similar to the systematic withdrawals disclosure, please clarify how required minimum distributions impact the death benefits Please apply this comment throughout the prospectus where applicable.

RESPONSE: The Company revised the disclosure, as requested.

9.	COMMENT: In the bolded, italicized paragraph that begins with, “An investment in this Contract is subject to risks,” please add “and previously credited interest” to the end of the first sentence.

RESPONSE: The Company revised the disclosure, as requested.

10.	COMMENT: In the last sentence of the same paragraph mentioning the FDIC, please strike the Federal Reserve Board wherever it appears.

RESPONSE: The Company updated as requested.

11.	COMMENT: In the penultimate bolded paragraph, please use and or as appropriate, rather than and/or, and apply this as applicable throughout the prospectus.

RESPONSE: The Company revised the disclosure, as requested.

II.	GLOSSARY

12.	COMMENT: Please revert the definition of “floor percentage” back to its prior definition, which was clearer.

RESPONSE: The Company revised the disclosure, as requested.

13.	COMMENT: For the definition of the “free withdrawal amount,” in the second sentence, please change, “all withdrawals are taken from,” to “all withdrawals are based on” the Strategy Interim Value.”

RESPONSE: The Company revised the disclosure, as requested.

14.	COMMENT: In the definition of “Index Strategy Base,” in the second sentence, please disclose, if applicable, if the Index Strategy Base is also subsequently adjusted for the MVA and withdrawal charges in general.

RESPONSE: The Company revised the disclosure, as requested.

15.	COMMENT: In the definition of “Index Strategy Parameters,” in the second sentence, please revise the phrase “may include,” if applicable, to eliminate the discretionary wording of the sentence.

RESPONSE: The Company revised the disclosure, as requested.

16.	COMMENT:

(a) In the definition of “Market Value Adjustment (MVA),” please clarify all transactions that are not subject to the MVA. For example, deduction of advisory fees, death benefit payments, etc.

(b) Please make the same clarification to the definition of “Withdrawal Charge.”

RESPONSE: The Company revised the disclosure, as requested.

17.	COMMENT: In the definition of “Withdrawal Charge Period,” please add “The six-year period” to the beginning of the definition so that the length of the period does not have to be repeated.

RESPONSE: The Company revised the disclosure, as requested.

III.	SUMMARY

18.	COMMENT: In the fifth paragraph. which begins with, “In addition,…” please add a discussion of systematic withdrawals and RMDs (see Comment no. 8).

RESPONSE: The Company revised the disclosure, as requested.

19.	COMMENT: Please consider deleting the phrase, “What is Strategy Interim Value” and add the related disclosure to the prior question “How are Strategy Contract Values calculated during a Strategy Term.”

RESPONSE: The Company revised the disclosure, as requested.

20.	COMMENT: If Comment no. 19 is not implemented, then please delete the last sentence of the next paragraph, which begins with “On the first day of each Strategy Term…,” as this sentence is not applicable to the “What is Strategy Interim Value” section. Conversely, if Comment no. 19 is implemented, this sentence may remain as is.

RESPONSE: The Company confirms Comment no. 19 was implemented.

21.	COMMENT: In the paragraph that begins with, “Partial Withdrawals (including withdrawals to pay advisory fees),” please consider giving an example here of how partial withdrawals can significantly reduce the value of the Contract before the last sentence of the paragraph.

RESPONSE: The Company added an example as requested.

22.	COMMENT: In the paragraph that begins with, “The initial Aggregate Floor Percentage will always equal -10%,” please provide clarification on the meaning of the first sentence. For example, how does the aggregate floor work for Contract Value that is invested in the strategy at different times? Please generally explain more clearly how the aggregate floor operates, as the current disclosure is unclear.

RESPONSE: The Company revised and further clarified the disclosure, as requested, here and later in the prospectus.

23.	COMMENT: In the cross reference at the end of the same paragraph beginning with “The initial Aggregate Floor Percentage,” please change the cross reference to “Aggregate Floor Index Strategy.”

RESPONSE: The Company changed the cross reference as requested and moved it to the end of this section of the summary.

24.	COMMENT: In the first paragraph under “Can I make withdrawals?”, where it references the MVA, please explain what the MVA is in this paragraph and how it is calculated.

RESPONSE: The Company revised the disclosure, as requested.

25.	COMMENT: On p. 16 under “What Riders are Available Under the Contract,” in the sub-paragraph about the bailout waiver, please reconcile the first sentence and the third sentence regarding which strategies include a bailout provision.

RESPONSE: The Company revised the disclosure, as requested.

26.	COMMENT: In the final sentence under “How Do Rider Charges Affect the Contract Values?”, either provide an example of the proportional reduction in the Aggregate Floor, or provide a cross reference to the examples later in the prospectus.

RESPONSE: As requested, the Company added a cross reference to the examples.

IV.	RISK FACTORS

27.	COMMENT: In the first sentence under “Risk of Loss,” the phrase “and earnings over the life” was deleted. Please add that phrase back.

RESPONSE: The Company added the phrase back in as requested.

28.	COMMENT: Under General Liquidity Risk, in the second sentence, please remove “and/or” and choose a single term.

RESPONSE: The Company revised the disclosure, as requested.

29.	COMMENT: In the next paragraph beginning with “In addition…,” please revise the end of the paragraph to state “This will also reduce any gains at the end of the Strategy Term.”

RESPONSE: The Company revised the disclosure, as requested.

30.	COMMENT: On p. 20 under “Reallocation Risk,” please add to the end of the second to last sentence that your only option will be to surrender the Contract “or make a withdrawal from the applicable strategy or strategies.”

RESPONSE: Respectfully, we have not made this change. We do not administer the Contract in a way that permits Contract Owners to take withdrawals from targeted investments. Withdrawals are deducted pro rata from each investment. Accordingly, the current disclosure is accurate.

31.	COMMENT: Under Strategy Interim Value Risk, there is a reference to “fair value.” It is unclear what “fair value” refers to, as it does not appear to be a defined term.

RESPONSE: The Company changed all “fair value” references to “market value” and added a definition to the Glossary of Terms.

32.	COMMENT: Under “Withdrawals to Pay Advisory Fee Risk,” where it states that “Advisory fees taken outside of the systematic withdrawal program as a partial withdrawal may be subject to Withdrawal Charges and MVAs,” please change “may be” to “will be subject…if taken within the Withdrawal Charge Period,” as applicable. Please specify the risks in taking a withdrawal.

RESPONSE: The Company revised the disclosure, as requested.

33.	COMMENT: Under “Withdrawals to Pay Advisory Fee Risk,” please change “Withdrawals to pay advisory fees are withdrawn at the Strategy Interim Value,” to “Withdrawals to pay advisory fees are withdrawn based on Strategy Interim Value.”

RESPONSE: The Company revised the disclosure, as requested.

34.	COMMENT: Under “Index Risk,” please disclose where appropriate that the crediting parameters are applicable for the entire Strategy Term, even if the Strategy Term is for longer than one year.

RESPONSE: The Company revised the disclosure, as requested.

35.	COMMENT: Regarding the “Fidelity U.S. Corporate Strength Index,” please remove the added disclosure in the second bullet about Selection Model Risk. Now that the Index itself has changed, there is no need for the disclosure about dividends.

RESPONSE: The Company removed the added disclosure as requested.

36.	COMMENT: As a general comment for each index, please add disclosure that it is a new index, as applicable. If any of these indices were recently created and have no real performance information available, there should be appropriate risk disclosure to this effect. Also, if any index is propriety, or was made specifically for Forethought, please add disclosure to that effect.

RESPONSE: The Company revised the disclosure, as requested.

37.	COMMENT: Under “UBS Climate Aware Equity Index,” please disclose as a risk that neither the company’s assets invested to support its payment obligations under the Contract, nor the Contract holders’ investments, are invested directly in the index or investments that are based on ESG criteria.

RESPONSE: The Company revised the disclosure, as requested.

38.	COMMENT: In the second paragraph under Buffer Percentage, Floor Percentage, and Aggregate Floor Percentage Risk,” please disclose as a risk factor that while the reset feature could provide an opportunity to decrease downside exposure, it could also limit upside potential for the next strategy term due to the reset increasing the index cap.

RESPONSE: The Company revised the disclosure, which now appears in the final paragraph in this section.

39.	COMMENT: Under “Risks Related to Reduction of Indexed Strategy Base Due to Withdrawals,” in the first sentence, please revise or clarify this statement to also cover deductions that the company makes for advisory fee payments.

RESPONSE: The Company revised the disclosure, as requested.

40.	COMMENT: Under “Performance Lock Risk,” in the first paragraph, please change “will not be reduced for the remainder of the Strategy Term” to “will not be reduced based on the Strategy Interim Value adjustment for the remainder of the Strategy Term.”

RESPONSE: The Company revised the disclosure, as requested.

41.	COMMENT: In the second paragraph under “Risk That We May Add, Remove or Replace an Index or Indexed Strategy,” where the paragraph states that your only option will be to surrender your contract in the third sentence, please clarify that an investor can also withdraw from the strategy or strategies, or do a partial withdrawal.

RESPONSE: Respectfully, we have not made this change. We do not administer the Contract in a way that permits Contract Owners to take withdrawals from targeted investments. Withdrawals are deducted pro rata from each investment. Accordingly, the current disclosure is accurate.

42.	COMMENT: In the second-to-last sentence of the same paragraph, where it states, “and may be subject to withdrawal Charges and/or MVAs,” please change this to, “and will be subject to Withdrawals Charges and/or MVAs if made within the Withdrawal Charge Period.”

RESPONSE: The Company revised the disclosure, as requested.

V. THE ANNUITY CONTRACT

43.	COMMENT: Under “Right to Examine,” in the second paragraph:

(a) Please cover IRAs, if appropriate.

(b) Please also revise the earlier disclosure in the prospectus with this disclosure that covers the Return of Premium rights in terms of dates, similar to other “Right to Examine” disclosure in the prospectus, and

(c) in the first sentence of the second paragraph, where it states, “plus sales or Contract charges deducted from the Premiums,” please specify Withdrawal Charges and MVAs.

RESPONSE:

(a) The Company respectfully declines to make the revisions, as the Right to Examine does not differ for IRAs;

(b) The Company updated the earlier disclosure under “Risk of Loss During the Right to Examine Period” per the Staff’s request;

(c) The Company revised the disclosure, as requested.

VI. AVAILABLE STRATEGIES

44.	COMMENT: Under “The Indices, in the first paragraph below the chart, in the first sentence where it states, “subject to necessary regulatory approvals,” please clarify that the Company will amend the prospectus in this event.

RESPONSE: The Company revised the disclosure, as requested.

45.	COMMENT: Under “The Indices,” please carry-over disclosures in the Index Risks section regarding customary or proprietary indexes and new indexes, if applicable (see Comment no. 36). For example, please disclose that there is no performance record, that the index is new, or only used by the Company and no other insurance entity).

RESPONSE: The Company revised the disclosure, as requested.

46.	COMMENT: Under “The Indices – Index replacement,” in the last paragraph above the examples tables that begins with, “If We replace an Index,…” regarding the last two sentences of that paragraph, please add this disclosure to the risk disclosure section regarding index substitutions, and add a cross reference in the risk disclosure section to the example here.

RESPONSE: The Company revised the disclosure, as requested.

47.	COMMENT: Under “Strategy Contract Value,” please revise the second bullet to provide more specific details for the formula and the calculations in plain English.

RESPONSE: The Company revised the disclosure, as requested.

48.	COMMENT: Under “Index Return and Index Credit,” in the first full paragraph under bullet points that begins with “ Each index strategy has its own….,” please add to the end of the second to last sentence “or stated earlier in the table of available strategies.”

RESPONSE: The Company revised the disclosure, as requested.

49.	COMMENT: Under “Index Return and Index Credit,” in the bolded paragraph following the examples, please confirm that the last sentence is the correct disclosure. It could be that the Company will set the rate it lower.

RESPONSE: The Company confirms the sentence is correct as stated.

50.	COMMENT: Regarding the Aggregate Floor Index Strategy section, please further clarify the disclosure and the operation of this feature. For example, please explain the treatment of Strategy Contract Value that is invested at different times.

RESPONSE: The Company revised and clarified the disclosure, as requested, here as well as in other places in the prospectus.

51.	COMMENT: Regarding the last paragraph of the Aggregate Floor Index Strategy section, regarding the disclosure of the applicable Index Cap prior at the start of each Strategy Term, what are the investors’ options if they do not like the applicable Index Cap is?

RESPONSE: The Company revised the disclosure, as requested, to better reflect the process for pre-communicating the Index Caps.

To be clear, the Company will announce Index Caps for all renewal Indexed Strategies, including the Aggregate Floor Indexed Strategy, at least ten days prior to the start of each new Strategy Term.  In the case of the Aggregate Floor Indexed Strategy, we set such new Index Caps by publishing a finite table of Index Caps based on a range of Aggregate Floor Percentages.  The new Index Caps will be pre-announced, as an example, as follows:

Renewal Index Caps with given Aggregate Floor Percentages:

Aggregate Floor Percentage	Cap
0% to greater than - 3%	2.50%
-3% to greater than - 7%	4.50%
-7% to greater than - 10%	7.50%
-10% to greater than -13%	10.00%
-13% to greater than -17%	12.50%
-17% to greater than -20%	16.50%
-20%	22.00%

We provide a range because each new Strategy Term could have a different Aggregate Floor, Aggregate Floor Percentage and Index Cap than the prior Strategy Term: (i) the new Aggregate Floor is determined at the end of the Strategy Term based on the Index performance and the resulting Index Credit; (ii) the Aggregate Floor Percentage is then determined based on the new Aggregate Floor.  It will range from -20% to 0% but will never invade the new Aggregate Floor; and (iii) the Index Cap will be determined based on the Aggregate Floor Percentage.

As you can see, each Index Cap will correspond to a specified range of Aggregate Floor Percentages.  This means that each Contract Owner will know the range of new possible Index Caps and Aggregate Floor Percentages prior to the start of each new Strategy Term, the precise applicable Index Cap and Aggregate Floor Percentage will not be known until the start of the Strategy Term.  If an investor is not satisfied with either the range of Index Caps we set prior to the start of the Strategy Term or the precise applicable Index Cap (within that range) determined after the next Strategy Term begins, the investor has several options, as follows:

•	Based on the range of new Index Caps, a Contract Owner can choose to transfer Strategy Contract Value out of the Aggregate Floor Indexed Strategy during the Reallocation Period and the transfer will be effective for the next Strategy Term.

•	Based on the range of new Index Caps, a Contract Owner can elect to reset the Aggregate Floor Percentage to -10% during the Reallocation Period (which will correspond to a new preannounced Index Cap for a -10% Aggregate Floor Percentage).

•	After the Strategy Term begins, an investor can elect the Performance Lock and receive a fixed credit rate until the end of the Strategy Term.

In addition, the Company, consistent with its practices in connection with its long-standing fixed index annuity business, offers a Bailout feature.  Based on the range of new Index Caps, the Company will determine if any of the set Index Caps trigger the Bailout feature.  If so, if a Contract Owner does not want the Index Cap, based on the Aggregate Floor Percentage calculated at the start of the Strategy Term, the Contract Owner can surrender the contract without any MVA or Withdrawal Charges, if applicable.

52.	COMMENT: Under the Aggregate Floor Indexed Strategy section, below the table in the first bolded paragraph, please clarify and provide more detail about this disclosure, such as the consequences of moving in and out of a Strategy.

RESPONSE: The Company revised and clarified the disclosure, as requested.

53.	COMMENT: Under “Impact of Withdrawals from Indexed Strategies,” the disclosure states that you may make full or partial withdrawals during the Accumulation Period. However, the term “surrender” is used elsewhere in the prospectus, so please use the same term consistently in terms of partial withdrawals or surrenders from Contract.

RESPONSE: The Company revised the disclosure, as requested.

VII. ACCESS TO YOUR MONEY DURING THE ACCUMULATION PERIOD

54.	COMMENT: Under “Types of Withdrawals,” please repeat the information in the third and fourth sentences of the last paragraph on the cover page.

RESPONSE: The Company revised the disclosure, as requested.

55.	COMMENT: Under “Surrenders,” please add “if you take a withdrawal before the end of the end of the Strategy Term” after “Strategy Interim Value” in the first sentence.

RESPONSE The Company updated the disclosure as requested, however, disclose was placed at the beginning of the sentence for ease of readability.

56.	COMMENT: Under Systematic Withdrawals to Pay Advisory Fees, regarding the second to last paragraph please confirm this disclosure is accurate, and the Company does, in fact, permit advisory fees to be deducted outside a systematic withdrawal program.

RESPONSE: The Company confirms that it does not prohibit investors from taking withdrawals outside our systematic withdrawal program to pay advisory fees. The Company has no way of knowing if ad hoc withdrawals are for this purpose. The disclosure is intended to clarify that ad hoc withdrawals to pay advisory fees will not receive the same preferential treatment as those withdrawals made under a program. We have clarified the disclosure to indicate such withdrawals are subject to Withdrawal Charges and MVAs.

VIII. CONTRACT CHARGES

57.	COMMENT: In the paragraph immediately after the introductory bullet points, please confirm that the disclosure is correct. It states: “which may be less than your Strategy Interim Value at the end of the term.”

RESPONSE: The Company revised the disclosure to reflect “Strategy Contract Value” instead.

58.	COMMENT: Under “Withdrawal Charge,” in the first sentence, please consider adding the “or annuitize” language to the summary section above that explains what charges are deducted under the Contract to provide notice earlier in the prospectus that annuitization can trigger Withdrawal Charges.

RESPONSE: The Company revised the disclosure, as requested.

59.	COMMENT: Under Withdrawal Charge, please consider adding an example here (or to Appendix E) that provides more detail on the impact of withdrawal charges on annuitization. Please also include discussion of Market Value Adjustment here as well, along with the formula. Please also show, in the two example paragraphs, step- by-step how the gross and net withdrawal calculations are calculated.

RESPONSE: The Company revised the disclosure, as requested.

60.	COMMENT: Relatedly, in the last sentence of the first example paragraph that begins, “The net withdrawal is $25,000…,” add a parenthetical at the end of that that statement similar to f the previous example, illustrating step by step how the net withdrawal is calculated from the gross withdrawal.

RESPONSE: The Company revised the disclosure, as requested.

61.	COMMENT: Under “Free Withdrawal Amount,” please also show an example that assumes the Contract Value has decreased.

RESPONSE: The Company revised the disclosure, as requested.

62.	COMMENT: Under “Bailout Waiver” heading on the same page, please delete the second paragraph at the end, beginning with “Partial withdrawals and full surrenders if made…” all the way to the end of the paragraph. This information is not relevant to the Bailout Waiver.

RESPONSE: Respectfully, the Company declines to make this change. Bailouts are, in fact, based on the Strategy Interim Value. It is important to note that the Company is not providing a Bailout Waiver in lieu of pre-announcing upside crediting rates prior to the start of Indexed Strategy Terms. Indeed, the Company publishes upside rates at least 10 days before the start of any Strategy Term. Nonetheless, the Company, consistent with its practice in connection with its long-standing fixed index annuity business, offers a Bailout feature as a value-add and contract differentiator. In this context, while the Company waives Withdrawal Charges and MVAs, the Bailout is based on Strategy Interim, Value, as opposed to a return of investment.

63.	COMMENT: Under “Bailout Waiver,” please explain why the last paragraph is included. The previous disclosure states that every index strategy includes a bailout. Please reconcile whether all the strategies have a bailout.

RESPONSE: The Company clarified the disclosure, as requested.

IX. DEATH BENEFIT

64.	COMMENT : Under “Optional Return of Premium Death Benefit,” at the end of the second paragraph, the disclosure references an RIA fee. Please change “RIA” to advisory fee because that is the language that is generally used throughout the prospectus.

RESPONSE: The Company revised the disclosure, as requested.

65.	COMMENT: Under “Death of Annuitant,” in the first sentence, please clarify the disclosure.

RESPONSE: The Company revised the disclosure, as requested.

X. OTHER/GENERAL

66.	COMMENT: As a general comment, where it says, “to be added by pre-effective amendment,” please confirm that all missing information will be added by pre-effective amendment.

RESPONSE: The Company will include all missing information by pre-effective amendment.

67.	COMMENT: In Appendix D, in the second paragraph under the first table, at the end of the paragraph where it states, “=min (3%, 2%),” please change “min” to the word minimum.

RESPONSE: The Company revised the disclosure, as requested.

68.	COMMENT: In Appendix E, in the table for “Next Partial Withdrawal in Year 3: 0% Withdrawal Charge,” this table is no longer a “0% Withdrawal Charge” table. It looks like a 2% Withdrawal Charge example.

RESPONSE: The Company clarified the disclosure, as requested.

Very truly yours,

/s/ Dodie C. Kent, Esquire

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP